Exhibit 19.1
CVS HEALTH CORPORATION
SECURITIES TRADING POLICY
(Amended as of January 28, 2025)

The Need for a Policy
This Policy has been developed:
▪To educate the Company’s personnel;
▪To set forth guidelines for courses of action for the Company and its personnel;
▪To protect the Company and each of its personnel against legal liability; and
▪To preserve the reputation of the Company and its personnel for integrity and ethical conduct.
The Policy shall apply to CVS Health Corporation and all of its directors, officers and employees, including at its subsidiaries and affiliates. In addition, all external contractors, consultants and advisors are expected to abide by the Policy.
The Securities Act of 1933, the Securities Exchange Act of 1934, the Insider Trading and Securities Fraud Enforcement Act and the regulations adopted by the U.S. Securities and Exchange Commission (the “SEC”) all make it illegal for a company, its employees and its insiders or those receiving information from a company or such insiders to transact in that company’s securities while in the possession of “material non-public information.” Insider trading is a serious offense, and the SEC and other law enforcement authorities devote significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to those who trade on such information, but also to those who provide the information to others (“tippers”) and to the subject company for transactions by its personnel.
In addition to ensuring compliance with legal requirements, compliance with the Policy is important to avoid even the appearance of improper conduct on the part of the Company or anyone employed by or associated with our Company.
Our Policy
The Company will comply with the requirements of the securities laws, including those related to transacting in the Company’s securities while in the possession of material non-public information, in connection with its purchase or sale of Company securities.
If a director, officer or any employee has material non-public information relating to the Company, it is our policy that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information.
The Policy also applies with equal force to information relating to any other company, including our customers, suppliers, competitors and acquisition targets, obtained in the course of employment or serving as a director. For example, if you have information that the Company is engaging in a confidential negotiation of a significant contract with another company that may impact a third company, you may not trade in the securities of the Company, company with whom the Company is in negotiations nor the third company that may be impacted by the contract, or suggest to anyone else that they do so. Determining whether information is material with respect to other companies can be very difficult, therefore you should consider all non-public information about other companies to be material under the Policy.

Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.
Information and Procedures for Directors, Officers and Other Employees
Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell securities. It encompasses any information that could reasonably be expected to affect the price of the Company’s securities.
Examples. Common examples of information that may be regarded as material are: projections of future earnings or losses; news of a significant pending or proposed merger, acquisition, divestiture or tender offer; a financing transaction; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in senior management; important new products or services; impending bankruptcy or financial liquidity problems; and internal financial information that materially departs from what the market would expect. Either positive or negative information may be material, and partial knowledge may also be material (for example, if you learn that a significant acquisition or sales contract is being planned, you may have material information even if you do not know the identity of the parties involved.)
We emphasize that this list is merely illustrative. If you have any concerns as to whether information you possess may be considered material non-public information, you should contact the Office of the General Counsel or the Office of the Corporate Secretary.
Restricted Transactions. Transactions that are restricted while you are in possession of material non-public information include, but are not limited to: open market purchases and sales, cashless exercises of stock options (where your broker sells a certain number of shares you will receive to pay the exercise price and taxes), sale of shares received under a restricted stock unit, reallocation of 401(k) account balances that result in a sale or purchase in the Company stock fund and gifts of Company securities to family members, charitable organizations or others.
The Policy does not apply to the receipt or vesting of stock options, and even if you are aware of material non-public information, you may exercise stock options granted to you by the Company if you pay the exercise price and applicable taxes with your own cash and retain all the shares (the Policy, however, applies to cashless exercises of stock options), subject to other restrictions under “Special Procedures Applying to Directors, Officers and Certain Other Personnel.”
Transactions by Family Members and Controlled Entities. The Policy also applies to (1) your family members and others living in your household, and (2) any entities you or your family members control, such as partnerships, trusts, and corporations. You are responsible for the transactions of these other persons and entities and therefore should make them aware of the need to confer with you before they transact in Company securities.
Tipping Information to Others. You must not pass proprietary or confidential information about the Company or information that could have an impact on the price of our securities to others. In addition, you must not recommend to others any transactions in Company securities based on proprietary or confidential information, even if the proprietary or confidential information is not revealed to others. Information is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures.
When Information is Public. It is also improper for a director, officer or employee to trade securities immediately after the Company has made a public announcement of material information, including earnings releases. The Company’s shareholders and the investing public should be afforded the time to review and assess the information. As a general rule, you should not engage in any transactions until one full business day after the information has been released. (Thus, if an announcement is made on a

Monday after the closing of the stock market, Wednesday generally would be the first day on which you should trade. If an announcement is made on a Friday after the market close, Tuesday generally would be the first day. If information is released prior to the market open, then the day of the release is the one business day. For example, if information is released on a Wednesday prior to the opening of the market, then trading would generally be permitted on Thursday.) However, if the information released is complex, such as a prospective major financing or other significant transaction, it may be necessary to allow additional time for the information to be digested by investors. In such circumstances, the General Counsel or the Corporate Secretary may extend the waiting period before trading. Please be reminded that if you are in possession of material non-public information that was not part of the information released, you may still not engage in any transactions following the initial announcement.
Prevention of Insider Trading by Others. If you become aware of a potential insider trading violation, you should immediately advise our General Counsel or our Corporate Secretary. You may also use, on a confidential basis, the Company’s Ethics Line (1-877-CVS-2040). You should also take steps, where appropriate, to prevent persons under your control from using inside information for trading purposes.
Twenty-Twenty Hindsight. Please be reminded that if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how law enforcement officials and others might view your transaction in hindsight.
Confidentiality. Unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in Company securities, may carry significant consequences for the Company. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.
This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Investor Relations department. For more information, please see the Company’s Regulation FD Disclosure Policy, which can be found on the Company’s Policy and Procedure Portal.
Special Procedures Applying to Directors, Officers and Certain Other Personnel
To prevent inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), the persons set forth below are also subject to the following special procedures specified under “Black-Out Periods” and “10b5-1 Plans”:
▪directors and executive officers of CVS Health Corporation (including all members of the Executive Leadership Team, or ELT, and all corporate-level Executive Vice Presidents and Senior Vice Presidents), as well as designated officers and employees of the Company or its principal operating subsidiaries who are regularly in possession of material non-public information, who shall be designated “Group A Key Persons”;
▪designated officers and employees of the Company or its principal operating subsidiaries who may frequently possess material non-public information, most often due to their role in, or access to, the Company’s financial reporting process, who shall be designated “Group B Key Persons”; and

▪as applicable, other employees possessing material non-public information that are designated by the Company from time to time due to their role in projects that are determined to be material to the Company, who shall be designated “Group C Key Persons” (“Group A Key Persons”, “Group B Key Persons” and “Group C Key Persons” are collectively, “Key Persons”).
The list of Key Persons in each group shall be maintained by the Office of the Corporate Secretary. Department heads shall be responsible for promptly informing the Office of the Corporate Secretary of any changes in personnel (new hires, departures, and/or changes in role) that might require a change in the list(s) of Group A Key Persons or Group B Key Persons. The project leader for any material project shall be responsible for ensuring that any list of Group C Key Persons with respect to such material project is kept complete and up to date, and informing the Office of the Corporate Secretary of any additions to the project team or any material developments involving the project.
“Black-Out Periods” – When Transactions Are Not Permitted. Key Persons are prohibited from transacting (including acquisitions, dispositions, transfers, gifts, cashless exercises of stock options and 401(k) or deferred compensation plan re-allocations involving Company stock) in any securities of the Company during the following periods:
Group A: beginning at the end of the tenth (10th) calendar day of the last month of each calendar quarter and ending one (1) full business day after the release of the Company’s financial results for that quarter.
Group B: beginning on the last calendar day of any fiscal quarter and ending one (1) full business day after the release of the Company’s financial results for that quarter.
Group C: beginning at the time the Key Person executes a non-disclosure agreement in connection with the project and the General Counsel or Corporate Secretary, in consultation with appropriate members of the Company’s project team, determines that the project is reasonably likely to result in a material development or transaction, and ending one (1) full business day after the project is publicly announced, or at such time as the General Counsel or Corporate Secretary, in consultation with appropriate members of the Company’s project team, determines that the project is suspended or terminated.
For purposes of each of these Black-Out Periods, if the announcement is made before the opening of the stock market, the day of the release counts as a full business day.
In addition, the Company may from time to time require all Key Persons to refrain from trading during other specified periods when significant developments or announcements are anticipated. Please be reminded, however, that even during periods when trading is otherwise permitted, no one should trade in the securities of the Company if he or she possesses material non-public information.
“10b5-1 Plans” – For financial planning purposes, Group A Key Persons and Group B Key Persons may wish to plan stock sales that would not require on-going approval for each transaction and that could be completed at any time, even if such Key Person had material non-public information at the time of the sale. Upon approval of the Office of the General Counsel or the Office of the Corporate Secretary, such Key Persons may enter into a trading plan that complies with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1,” and such plan, a “10b5-1 Plan”) with his or her broker at a time outside of a Black-Out Period when he or she is not aware of material non-public information.
A 10b5-1 Plan is a contract or written instructions that must provide:
▪the amount, price (which may include a limit price) and date of purchases or sales (which may include a “no later than” date for a limit transaction); or

▪a formula or similar method for determining the amount, price and date of purchases or sales; or
▪another party with the exclusive right to determine whether, how and when to make purchase and sales.
Additional standards for 10b5-1 Plans with respect to Company stock, including the requirement that any 10b5-1 Plan include a cooling off period, are set forth in the 10b5-1 Plan Criteria Memo, which is maintained by the Office of the General Counsel and the Office of the Corporate Secretary and is available to any Group A Key Person or Group B Key Person upon request.
Any written trading plan or arrangement entered into by a Group A or Group B Key Person must comply with the requirements of Rule 10b5-1 and the 10b5-1 Plan Criteria Memo. Written trading arrangements that provide for purchases or sales of Company stock pursuant to (a) representation that the person entering into the plan does not have material non-public information, and (b) the person entering into the plan provides specific direction to a third party to sell a determinable number of shares at a specified price (or assigns the decision making authority to a third party), but does not constitute a 10b5-1 Plan, are not permitted.
The adoption, modification or termination of a 10b5-1 Plan must be approved in advance on a case-by-case basis by our General Counsel or Corporate Secretary. When designing a 10b5-1 Plan, a Key Person should take into account that the 10b5-1 Plan may not be altered during a Black-Out Period or at any time the Key Person is in possession of material non-public information. Please review any draft trading arrangement with the Office of the General Counsel or the Office of the Corporate Secretary to ensure your trading arrangement or plan qualifies as a 10b5-1 Plan. Any request for approval must include a signed written certification substantially in the form of Appendix I, delivered to the Office of the Corporate Secretary via e-mail.
The Company is required to make certain public disclosures on a quarterly basis related to 10b5-1 Plans entered into by certain Group A Key Persons, as well as any written trading arrangements entered into by those Group A Key Persons that do not comply with the requirements of Rule 10b5-1. By adopting a 10b5-1 Plan, you consent to the Company publicly disclosing that you adopted the plan, the key terms of the plan, and the details of transactions executed under the plan. You also consent to the Company publicly disclosing any modification or cancellation of the plan.
Pre-Clearance of All Transactions by Certain Members of Group A. In addition, all transactions in Company stock (including acquisitions, dispositions, transfers, gifts, cashless exercises of stock options and 401(k) or deferred compensation plan re-allocations involving Company stock) by the Company’s directors, all members of the ELT and officers who are subject to the reporting and short-swing profit liability provisions of Section 16 of the Securities Exchange Act of 1934 (“Section 16”), as designated by the Board of Directors (collectively, the “Pre-Clearance Group” and individually, a “Pre-Clearance Group Member”) must be pre-cleared. If you contemplate a transaction, you must contact the Office of the General Counsel or the Office of the Corporate Secretary in advance.
This pre-clearance requirement applies to a cashless exercise of stock options, but does not apply to stock option exercises where you pay the exercise price and taxes with your own cash and retain all shares.
This requirement for pre-clearance also applies to the adoption, modification or termination by any Key Person of a 10b5-1 Plan, as described above under “10b5-1 Plans.”
Any request for pre-clearance of a proposed transaction must include a signed written certification substantially in the form of Appendix I, delivered to Office of the Corporate Secretary via e-mail. If a requesting party is unsure as to whether information they possess may be considered material non-public information, the requesting party will discuss the matter with the Office of the Corporate Secretary.

If a requested transaction receives pre-clearance, the transaction must be executed within three (3) trading days of receipt of pre-clearance, unless (i) a Black-Out Period commences before the trade is executed, or (ii) the requesting party becomes aware of material non-public information before the trade is executed, in which case the pre-clearance is void and a transaction may not be completed. If a transaction is not executed within the three (3) trading day period, the requesting party must initiate a new pre-clearance request.
If a Pre-Clearance Group Member seeks pre-clearance and permission to engage in a transaction is denied, such person may not be informed of the reason of such denial, should refrain from initiating any transaction in Company securities and should not inform any other person of the denied request to transact in the Company’s securities. It is therefore important that you pre-clear any proposed transaction before discussing it with your broker.
Each Pre-Clearance Group Member that has an obligation to file notices and forms under Section 16 also agrees to notify the Office of the General Counsel or Office of the Corporate Secretary within 24 hours after the execution of any approved transaction in Company securities, so the Company may provide reasonable assistance, as requested, in connection with the timely filing of forms required under Section 16. The ultimate responsibility and liability for timely, complete and accurate filing of such forms, however, remains with the Pre-Clearance Group Member.
Authorization from a Company representative for you to transact in securities does not constitute personal legal, tax or financial advice to you, and does not create a legal safe harbor from an insider trading violation. In all cases, you are personally responsible for determining whether you are aware of material non-public information and, if so, to refrain from trading in securities to which that material non-public information relates. The Company’s attorneys represent the Company and its subsidiaries, not you or other individuals within the Company. The securities laws are complex, and you should consider seeking advice from your personal legal counsel about your decisions to trade in any securities.
Additional Prohibited Transactions
It is the Company’s policy that directors, officers and other employees should not engage in any of the following activities with respect to securities of the Company:
▪Trading in Company securities on a short-term basis. Any Company stock purchased in the open market must be held for a minimum of six months and ideally longer.
▪Purchases of Company stock on margin or pledging Company stock or stock incentive awards as collateral for a loan or margin account.
▪Short sales and purchases.
▪Buying or selling puts, calls, exchange traded options or other derivative securities (other than stock options granted by the Company).
▪Hedging transactions including prepaid variable forward contracts, equity swaps, collars and exchange funds, in each case that are designed to hedge or offset any decrease in the market value of equity securities.
The Consequences of Insider Trading
Insider trading violations carry serious consequences:
For individuals who trade on material non-public information (or tip information to others):
▪A civil penalty of up to three times the profit gained or loss avoided;

▪A criminal fine (no matter how small the profit) of up to $5 million; and
▪A prison term of up to 20 years.
These penalties can apply even if the individual is not a director, officer or senior executive.
For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
▪A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of such violation; and
▪For the company, a criminal penalty of up to $25 million.
Moreover, if an employee violates the Policy, Company-imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
Company Assistance
Any person who has any questions about specific transactions or the Policy in general may obtain additional guidance from the Office of the General Counsel or the Office of the Corporate Secretary. Please be reminded, however, that the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.
Certifications
All employees who receive equity awards under the Company’s stock plan(s) or who participate in the Company’s employee stock purchase plan or 401(k) plan will be required to certify their understanding of and intent to comply with the Policy In addition, Key Persons and the Pre-Clearance Group will be required to certify their understanding of and intent to comply with the special procedures applicable to them under the Policy.

Appendix I

Notice and Certification of Transaction in Company Securities

To the Office of the Corporate Secretary:

I hereby notify you of my intent to transact in securities of CVS Health Corporation (the “Company”). The amount and nature of the proposed trade are as follows:
☐ Sell in the open market _________ shares of Company Common Stock;
☐ Purchase in the open market _________ shares of Company Common Stock;
☐ Cashless exercise of _________ stock options;
☐ Gift _________ shares or $______ of Company Common Stock to ___________________ (specify name of and relationship with recipient);
☐ Adopt/Modify/Terminate a 10b5-1 Plan;
☐ Other (specify) ________________________.

I hereby certify that:
(a)I have reviewed the Company’s Securities Trading Policy (the “Policy”);
(b)I am not in possession of any material non-public information relating to the Company;
(c)I will not execute any transaction in the Company’s securities while in the possession of material non-public information;
(d)If my requested transaction receives pre-clearance, I will execute the transaction within three (3) trading days of the date of pre-clearance, unless (i) a Black-Out Period (as defined in the Policy) commences before the trade is executed, or (ii) I become aware of material non-public information before the trade is executed, in which case the pre-clearance is void and a transaction may not be completed; and
(e)[For 10b5-1 Plan requests: The Office of the Corporate Secretary has reviewed and approved the adoption/modification/termination of my 10b5-1 Plan (as defined in the Policy); that I am adopting/modifying/terminating a Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Securities Exchange Act of 1934; and that such plans will comply with the conditions set forth in Rule 10b5-1; and]
(f)[For Section 16 directors and officers: I agree to notify the Office of the Corporate Secretary within 24 hours after the execution of any approved transaction, so the Company may provide reasonable assistance, as requested, in connection with the timely filing of forms required under Section 16 of the Securities Exchange Act of 1934; and that I understand, however, that the ultimate responsibility and liability for timely, complete and accurate filing of such forms remains with me; and]
(g)I understand that a pre-clearance does not constitute personal legal, tax or financial advice to me, and does not create a legal safe harbor from an insider trading violation; I am personally responsible for determining whether I am aware of material non-public information and, if so, to refrain from trading in securities to which that material non-public information relates.

Date:
Signature:
Print Name:
Title: